Mr. Tom Jones
July 2, 2008
Page  of [INSERT PAGE NUMBER]

EDWARD T. SWANSON
Attorney At Law
1135 17th Street Suite E
Santa Monica, California 90403
Phone: (310) 315-2828      Fax: (310) 828-6138
Email: etswanson@att.net

July 2, 2008

Via Federal Express and Edgar

Mr. Tom Jones
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:           Infrared Systems International
Amendment 4 to Form S-1 on Form SB-2
File No. 333-147367

Dear Mr. Jones:

This letter is submitted on behalf of Infrared Systems International (the “Company”) in response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission with respect to the above-referenced Amendment No. 3, as set forth in a letter from the Staff dated June 30, 2008 to Gary Ball (the “Comment Letter”).  In terms of format, the text of each Staff comment has been included herein and is followed by the Company’s response. Transmitted herewith is Amendment No. 5 on Form S-1 to the Registration Statement, which has been marked to reflect the Company’s responses to the Staff’s comments.

Prospectus Cover Page

1.           Please reconcile the disclosure on the cover page that there will be between 1,144,593 and 1,305,830 shares of your common stock outstanding with the disclosure on page 13 that the number of outstanding shares will be 1,308,721 and on page 14 that there will be between 1,061,383 and 1,308,721 shares outstanding.

Response

The numbers on the cover page are correct.  We have corrected page 13 to indicate that the maximum number of shares outstanding after the spinoff would be 1,305,830 and have corrected page 14 to indicate that the shares outstanding will range from approximately 1,144,593 shares to 1,305,830 shares, which are the numbers indicated on the cover page.

Mr. Tom Jones
July 2, 2008

If we do not generate adequate revenues to finance our operations, page 5

2.	Please reconcile the disclosure indicating expenses of $70,0000 associated with the offering with the disclosure in the second risk factor indicating expenses of $60,000.

Response

We have corrected the estimated expense number in the second risk factor.

Liquidity and Capital Resources, page 17

3.
Please update the disclosure on page 17 indicating that you believe the royalties will generate revenues of at least $60,000 for the next twelve months and on page 21 indicating that the royalties are projected to be approximately $64,000 in fiscal 2008.  We note the disclosure on page 15 of your Form SB-2 filed November 14, 2007 indicating our belief that that royalties would generate revenues of at least $60,000, page 17 of your Form SB-2 indicating that royalties are projected to be approximately $64,000 in 2008 and page F-16 of your amended Form S-1 indicating royalty revenue of $4,800 for the three months ended March 31, 2008 and $18,400 for the six months ended March 31, 2008.

Response

ISI believes that the royalties will generate revenues of at least $60,000 for the next 12 months from the date hereof, due to the anticipated increase in sales of EVS II systems.  The sentence on page 17 has been modified to indicate that this amount of revenues is based on the expected increase in EVS II sales.  In November 2007, anticipated revenues also were expected to be at least $60,000 for the following 12 months from that date, but the delay in EVS II sales by Kollman as it wound down EVS I sales was longer than anticipated, resulting in lower than anticipated sales during the first six months of calendar 2008.  We have revised our discussion of Kollsman royalties on page 21 to indicated that royalties for the current fiscal year may be less than in fiscal 2007 due to this reason.

Operating Expenses, page 18

4.	Please expand the second sentence of this section to briefly disclose why the general and administrative expenses increased.

Response

We have expanded the sentence to indicate that such expenses increased due to the costs of the registration statement.

Mr. Tom Jones
July 2, 2008

Enhanced Vision System, page 20

5.
Please update the first paragraph of this section to disclose the number of units sold through March 31, 2008.  Also, reconcile the disclosure in the second paragraph  of this section indicating that 93 units were sold in fiscal 2007 with the disclosure on page 17 that 82 units were sold in fiscal 2007.  In addition, clarify the statement that “17 units were sold during the three months ended December 31, 2008 resulting in royalties of $13,600.”

Response

We have updated the first paragraph to indicate that a total of 454 units had been sold through March 31, 2008.  We have corrected the reference to 93 units in the second paragraph, which reference should have been to 82 units (as indicated on page 17).  We have modified the second paragraph to indicate the decrease in revenues due to the phase-out of EVS I sales to be replaced by EVS II sales, and have indicated that during the first six months of the fiscal year ending September 30, 2008, a total of 23 units have been sold.

Please do not hesitate to contact the undersigned with any questions or requests for clarification with respect to the above responses.

Very truly yours,

/s/ Edward T. Swanson

Edward T. Swanson

ETS:mm

cc: Mr. Gary Ball